UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13) *

BreitBurn Energy Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

106776107

(CUSIP Number)

John C. Cirone
Quicksilver Resources Inc.
801 Cherry Street
Suite 3700, Unit 19
Fort Worth, Texas 76102
 (817) 665-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 106776107	13D	Page 1 of 3 Pages

1	Name of Reporting Persons
Quicksilver Resources Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	❒
	(b)	❒

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)❒

6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
		7	Sole Voting Power
0 Common Units

		8	Shared Voting Power
0

		9	Sole Dispositive Power
0 Common Units

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares❒

13	Percent of Class Represented by Amount in Row (11)
0%

14	Type of Reporting Person
CO

CUSIP No. 106776107	13D	Page 2 of 3 Pages

The following constitutes Amendment No. 13 (“Amendment No. 13”) to the Schedule 13D filed by Quicksilver Resources Inc. with the SEC on January 17, 2008, as amended by that certain Amendment No. 1 to the Schedule 13D filed with the SEC on October 31, 2008, as amended by that certain Amendment No. 2 to the Schedule 13D filed with the SEC on December 23, 2008, as amended by that certain Amendment No. 3 to the Schedule 13D filed with the SEC on April 7, 2009, as amended by that certain Amendment No. 4 to the Schedule 13D filed with the SEC on May 1, 2009, as amended by that certain Amendment No. 5 to the Schedule 13D filed with the SEC on June 19, 2009, as amended by that certain Amendment No. 6 to the Schedule 13D filed with the SEC on February 11, 2010, as amended by that certain Amendment No. 7 to the Schedule 13D filed with the SEC on April 7, 2010, as amended by that certain Amendment No. 8 to the Schedule 13D filed with the SEC on May 11, 2010, as amended by that certain Amendment No. 9 to the Schedule 13D filed with the SEC on September 10, 2010, as amended by that certain Amendment No. 10 to the Schedule 13D filed with the SEC on October 12, 2010, as amended by that certain Amendment No. 11 to the Schedule 13D filed with the SEC on June 16, 2011, as amended by that certain Amendment No. 12 to the Schedule 13D filed with the SEC on July 6, 2011 (as amended, the “Schedule 13D”).  This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background

Annex 1 is amended and restated in the form attached to this Amendment No. 13 as Annex 1.

Item 4. Purpose of Transaction

Item 4 is amended by deleting the last paragraph thereof and adding the following:

The Issuer registered the sale of Common Units held by the Reporting Person to permit the Reporting Person to sell its Common Units in an underwritten public offering (the “November 2011 Offering”).  The Reporting Person sold a total of 6,967,844 Common Units on November 30, 2011 pursuant to the prospectus dated November 30, 2011.

In connection with the November 2011 Offering, the Issuer, BreitBurn GP, LLC and the Reporting Person entered into an underwriting agreement, dated November 30, 2011 (the “November 2011 Underwriting Agreement”) with Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Goldman, Sachs & Co., UBS Securities LLC and Wells Fargo Securities, LLC, acting severally and on behalf of themselves and the several underwriters named therein (collectively, the “November 2011 Underwriters”), for the purchase by the November 2011 Underwriters and the sale by the Reporting Person of 6,967,844 Common Units, in the aggregate, plus an option for the November 2011 Underwriters to purchase up to 1,045,177 Common Units from the Reporting Person solely to cover over-allotments.  On November 30, 2011, the November 2011 Underwriters delivered a Notice of Exercise to the Reporting Person and exercised in full such option to purchase 1,045,177 additional Common Units from the Reporting Person (the “November 2011 Overallotment Option Exercise”).

Pursuant to the November 2011 Underwriting Agreement and the November 2011 Overallotment Exercise Notice, on November 30, 2011 the Reporting Person sold an aggregate of 8,013,021 Common Units to the November 2011 Underwriters at a purchase price of $15.87 per Common Unit.  The price per Common Unit at which such Common Units were sold to the public in the November 2011 Offering was $16.52.  The November 2011 Offering (including the Common Units sold pursuant to the November 2011 Overallotment Option Exercise) is expected to settle on December 5, 2011 subject to customary closing conditions.

CUSIP No. 106776107	13D	Page 3 of 3 Pages

Pursuant to the November 2011 Underwriting Agreement, the Reporting Person agreed with the November 2011 Underwriters not to, without the prior written consent of Deutsche Bank Securities Inc. on behalf of the November 2011 Underwriters, (1) offer for sale, sell, pledge or otherwise dispose of any Common Units or securities convertible into or exercisable or exchangeable for Common Units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Common Units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Units or such other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of Common Units or securities convertible into or exercisable or exchangeable for Common Units or any of the Issuer’s other equity securities or (4) publicly disclose the intention to do any of the foregoing, for a period of 30 days from November 30, 2011.

The foregoing description of the November 2011 Underwriting Agreement is qualified in its entirety by reference to the November 2011 Underwriting Agreement which is attached as Exhibit M hereto and is hereby incorporated herein by reference.  A copy of the Notice of Exercise is filed as Exhibit N and is incorporated herein by reference.

The Reporting Person has disposed of 100% of its interest in the Issuer. As a result of its disposal of 100% of its interest in the Issuer, provisions and prohibitions in agreements between the Reporting Person and the Issuer described in this Item 4, including with respect to the Board, certain rights of the Reporting Person under such agreements, governance of the Issuer and certain standstill agreements, terminate or cease to apply as described in this Item 4.

Except as set forth above, the Reporting Person does not have, as of the date of this Amendment No. 13, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Subject to compliance with applicable law, the Reporting Person may at any time, or from time to time, acquire additional Common Units of the Issuer or change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5(a), Item 5(b) and Item 5(e) are hereby amended and restated to read as follows:

(a) The Reporting Person has disposed of 100% of its interest in the Issuer.  The Reporting Person is the beneficial owner of 0 Common Units, which in the aggregate represents approximately 0% of the outstanding Common Units.

The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth below, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Listed Persons, owns beneficially, or has any right to acquire,directly or indirectly, any Common Units. To the Reporting Person’s knowledge, the Listed Persons beneficially own Common Units in the amounts set forth next to their names in Annex 1.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 0 Common Units. See Annex 1 hereto for information applicable to the Listed Persons.

(e) The Reporting Person ceases to be the beneficial owner of more than 5% of the Common Units on the date of this Amendment No. 13.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following paragraph:

The description of the November 2011 Underwriting Agreement in Item 4, which is qualified in its entirety by Exhibit M attached hereto, and Exhibit M attached hereto are hereby incorporated herein by reference.  The description of the Notice of Exercise in Item 4, which is qualified in its entirety by Exhibit N attached hereto, and Exhibit N attached hereto are hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to include the following exhibits:
Exhibit M	Underwriting Agreement dated November 30, 2011 (filed herewith).
Exhibit N	Notice of Exercise dated November 30, 2011 in relation to the Underwriting Agreement dated November 30, 2011 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2011

QUICKSILVER RESOURCES INC.

By:	/s/ Philip Cook
	Name:	Philip Cook
	Title:	Senior Vice President—Chief Financial Officer

ANNEX 1

Executive Officers of Quicksilver Resources Inc.

Thomas F. Darden
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Chairman of the Board
Citizenship: USA
Common Units Beneficially Owned: 0

Glenn Darden
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Common Units Beneficially Owned: 0

Anne Darden Self
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Vice President-Human Resources
Citizenship: USA
Common Units Beneficially Owned: 0

Jeff Cook
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Executive Vice President — Operations
Citizenship: USA
Common Units Beneficially Owned: 0

Philip Cook
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Senior Vice President — Chief Financial Officer
Citizenship: USA
Common Units Beneficially Owned: 0

John C. Cirone
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Senior Vice President—General Counsel
Citizenship: USA
Common Units Beneficially Owned: 0

John C. Regan
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Vice President, Controller and Chief Accounting Officer
Citizenship: USA
Common Units Beneficially Owned: 0

Stan Page
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Senior Vice President — U.S. Operations
Citizenship: USA
Common Units Beneficially Owned: 0

Chris Mundy
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102

Principal Occupation: Vice President — Engineering
Citizenship: Canada
Common Units Beneficially Owned: 0

J. David Rushford
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Senior Vice President and Chief Operating Officer of QRCI
Citizenship: Canada
Common Units Beneficially Owned: 0

Board of Directors of Quicksilver Resources Inc.

Thomas F. Darden
(see above)

Glenn Darden
(see above)

Anne Darden Self
(see above)

Steven M. Morris
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: President of Morris & Company, a private investment firm
Citizenship: USA
Common Units Beneficially Owned: 0

W. Yandell Rogers, III
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Chief Executive Officer of Lewiston Atlas Ltd., a privately-owned holding company
Citizenship: USA
Common Units Beneficially Owned: 0

Mark J. Warner
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Managing Director of Natural Resource Investments for The University of Texas Investment Management Company
Citizenship: USA
Common Units Beneficially Owned: 0

W. Byron Dunn
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Principal of Tubular Synergy Group L.P., a wholesale marketer of steel tubular products
Citizenship: USA
Common Units Beneficially Owned: 0

EXHIBIT INDEX

Exhibit M	Underwriting Agreement dated November 30, 2011 (filed herewith).
Exhibit N	Notice of Exercise dated November 30, 2011 in relation to the Underwriting Agreement dated November 30, 2011 (filed herewith).